Exhibit 6.3

DISTRIBUTION AGREEMENT CAMPAGNA MOTORS USA INC.

DISTRIBUTION AGREEMENT

BETWEEN:	CIRBIN INC, a corporation duly incorporated under the laws of Québec, having its head office and place of business at 1351 Ampère, suite F, Boucherville, Canada, doing business under the name CAMPAGNA MOTORS (Campagna) herein acting and represented by Mr. André Morissette, its President, duly authorized as he so declares,

(hereinafter referred to as the “MANUFACTURER")

AND:	CAMPAGNA MOTORS USA INC a corporation duly incorporated under the laws of Delaware, MD, USA, having its head office and place of business 100 Walnut St, suite 34, Champlain, NY 12919 herein acting and represented by Mr. André Morissette, its President, duly authorized as he so declares,

(hereinafter referred to as the "DISTRIBUTOR")

WHEREAS THE MANUFACTURER is the manufacturer of the T-REX and V13R three-wheel motor vehicles, which the MANUFACTURER manufactures in Canada, together with related parts, components, accessories and various merchandising items hereinafter the “PRODUCTS”.

WHEREAS THE DISTRIBUTOR wishes to be the authorized exclusive importer and distributor of the PRODUCTS for the USA, hereinafter the Territory.

WHEREAS THE DISTRIBUTOR, as the sole and exclusive distributor of the PRODUCTS within the Territory will have the responsibility to put in place the network of experienced and non-exclusive retailers and setup exclusive Campagna Boutique for the sale and service of the PRODUCTS to consumers.

WHEREAS THE DISTRIBUTOR will also have the responsibility to keep warranty record and insure strict conformity and accreditation of the PRODUCTS with all the applicable authorities within the Territory.

WHEREAS THE DISTRIBUTOR will provide all warranty claim and maintenance service, program and follow up and provide related training on the PRODUCTS.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL AGREEMENTS HEREIN CONTAINED, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	PREAMBLE

1.1	The preamble is an integral part of this Agreement.

2.	DEFINITIONS

2.1	"Trademarks" shall mean those registered and non-registered trademarks, business and brand names, logos, symbols, emblems and distinctive designs, which THE MANUFACTURER or any of their related companies may have at any time adopted, used or intended to use anywhere in the world, including but not limited to “T-REX”, “V13R”, “Campagna, “T-REX” and design,”V13R” and design, “Campagna” and design.

2.2	"Intellectual property" shall mean all trademarks, patents, industrial designs, copyrights, know-how and other intellectual property rights, whether registered or not, owned, licensed or used by the MANUFACTURER or any of their related companies anywhere in the world, with regard to its products and operations.

2.3	"Confidential information" shall mean all information relating to the MANUFACTURER or any of their related companies, their products, trademarks and intellectual property, which the DISTRIBUTOR may have access to, such as but not limited to, client lists, forms, brochures, specifications, concepts, plans, shop designs, model works, prototypes, bids, quotations, commercial secrets, production processes, business plans, marketing strategies and financial information, whether this information is verbal, written, on photographs, computerized or on any other support. Without limiting the generality of the foregoing, confidential information also includes information not readily available to the general public or other vehicle manufacturers.

3.	OBJECT

3.1	Subject to the terms and conditions herein contained and for good and valuable consideration, as established jointly from time to time by the parties acting together, THE MANUFACTURER hereby grants the DISTRIBUTOR the exclusive and non-assignable right to distribute through the network of retailers and boutique, within the Territory, the PRODUCTS.

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4.	TERM

4.1	The term of this Agreement shall begin as of the date of its execution by the last party to sign this Agreement and shall continue in full force and effect for an initial term expiring at midnight on October 1st 2018 (the "term"), unless terminated in accordance with section 15 hereinafter. Except if the DISTRIBUTOR is in default according to the terms of this Agreement, or if either party notifies in writing the other party that it does not wish to renew this Agreement for any such additional period, at least sixty (60) days prior to its expiration, in which case this Agreement will automatically terminate at its expiration, this Agreement will automatically renew itself. Such renewal shall be for additional successive renewal terms of one (1) year, provided however that the parties have agreed in writing, at least sixty (60) days prior to expiration, for the renewal term, i) on the new sales forecasts applicable according to section 11, ii) on the number of demonstrators according to section 8.3, and iii) on the applicable door rates according to appendix F. Otherwise, the Agreement will automatically terminate at its expiration.

5.	APPOINTMENT OF RETAILER BY DISTRIBUTOR

5.1	The DISTRIBUTOR will make its best efforts to put and maintain in place a lucrative, professional and high-quality retailer network for the sale of the PRODUCTS, and do all other things it may find reasonable and appropriate to guarantee adequate market penetration for the PRODUCTS. Copy of the standard retailer agreement will be sent and is hereinafter called the “Standard Retailer Agreement” which further details the relationship of the Distributor with the retailers, as this agreement may be modified from time to time, with prior consultation with the MANUFACTURER, more particularly but without limitation, with regard to product warranty and trademarks.

5.2	The DISTRIBUTOR will submit for approval all retailers’ applications prior to signing any Standard Retailer Agreement.

6. EXCLUSIVITY OF PRODUCTS

6.1	For the term of this Agreement or any renewal therefrom, the DISTRIBUTOR may not act as manufacturer, distributor, agent or sales representative or promote the sales of any other three-wheel road vehicles, without the prior written authorization of the manufacturer.

7.	OBLIGATIONS OF DISTRIBUTOR

7.1	The DISTRIBUTOR agrees to maintain its principal place of business and all necessary resources (physical, material, human and financial) to properly and adequately perform its obligations under this agreement and those contained in the Standard Retailer Agreement.

7.2	The DISTRIBUTOR agrees to conduct any and all of its operations in a lawful manner, consistent with the highest standards of fair trade, fair competition and business ethics. Without restriction to the foregoing, the DISTRIBUTOR undertakes not to make any false or misleading representation.

7.3	The DISTRIBUTOR will ensure that it conforms with all applicable federal, provincial and local laws, regulations, orders and statutory requirements existing in the territory from time to time with regard to its operations and shall obtain and maintain in force at all times all necessary permits, licenses or other similar authorizations.

7.4	The DISTRIBUTOR shall conduct its business with the retailers in accordance with the Standard Retailer Agreement and with respect for and by using methods that are totally compatible with the high standards image of the MANUFACTURER and by making sure never to do or omit to be done anything which might undermine the notoriety and the excellent reputation of the MANUFACTURER, any of its related companies or any of their products and trademarks.

7.5	The DISTRIBUTOR shall oversee, keep records, manage and pay for all servicing under warranty claim, servicing after expiration of warranty on the products, maintenance and after sales services to retailers and customers of the products, and provide all information and collaborate with the MANUFACTURER with regard to such, in particular but not limited to, the engineering staff of the MANUFACTURER, all of which in accordance with the Standard Retailer Agreement.

7.6	The DISTRIBUTOR shall keep a complete, accurate and fully documented records of each product sold or serviced by the retailers in the Territory, whether under warranty claim or otherwise, and will give full access to such records and copy thereof to the MANUFACTURER’S representatives and as requested from time to time by the MANUFACTURER. Such records will be kept by the DISTRIBUTOR for a minimum of ten (10) years following the date of first sale of the product to a customer or any other longer period required to comply with all statutory requirements from federal or provincial authorities with regards to these records.

7.7	The DISTRIBUTOR will provide to the MANUFACTURER, upon receipt, the retailers reports, statements and comments provided in accordance with the Retailer Standard Agreement, which information is essential for the MANUFACTURER to better adapt its products to the market and plan purchase of materials, production and international marketing efforts and strategies.

7.8	The DISTRIBUTOR will, in collaboration with the MANUFACTURER, be in charge and pay for all promotional and marketing costs, as for but not limited to, publicity, brochures, tradeshows, local marketing events. All written publicity using the trademarks will require the prior authorization of the MANUFACTURER, which will not be unreasonably refused nor withheld.

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7.9	The DISTRIBUTOR will furthermore provide at its sole costs all documentation and assistance necessary to the retailers in accordance with the Standard Retailer Agreement, such as procedures for mechanical inspections, vehicle allocations, changes of address/ownership, fleet follow-up, advertising, delivery certificates, part, components, accessories ad other merchandising item orders, CSI follow-up, goodwill, quality control of retailers, training, warranty claims, warranty registrations, etc. All documentation will be reviewed and developed in collaboration with the MANUFACTURER and will require the prior authorization of the MANUFACTURER, which will not be unreasonably refused nor withheld

7.10	The DISTRIBUTOR shall immediately keep the MANUFACTURER informed of all pertinent laws, regulations and statutory requirements, whether federal, provincial or local, which may have an incidence on the sale of the products within its Territory and of which the DISTRIBUTOR becomes aware of.

7.11	The DISTRIBUTOR must immediately inform the MANUFACTURER of an actual or expected infringement of any patent, trademark, industrial design, copyright or other intellectual property right belonging to the MANUFACTURER, and of which the DISTRIBUTOR becomes aware of.

7.12	The DISTRIBUTOR is in no way authorized to resell, either directly or indirectly, the products outside of the Territory without the prior written consent of the MANUFACTURER, as the product may not respect foreign legislations and regulations applicable to the product and will not be covered by the MANUFACTURER’S warranty.

7.13	The DISTRIBUTOR undertakes to fully collaborate and participate in any recall by the MANUFACTURER of defective or suspected defective products, parts, components or accessories and provide its retailers and clientele with any information or documentation requested to be transmitted to such clientele. All repairs, corrections and inspections will be performed by the DISTRIBUTOR at its sole costs as the Distributor will be responsible solely for all warranty claims and defective product claims with regard to all retailers, customers and other claimants

7.14	The DISTRIBUTOR undertakes to maintain at all times an inventory of PRODUCTS sufficient to respond to retailers demand and in accordance with the sales forecasts, subject however to the production capabilities as determined solely by the MANUFACTURER and in accordance with the Standard Retailer Agreement.

8.	RELATIONSHIP OF THE PARTIES

8.1	This Agreement does not confer the DISTRIBUTOR with the title of legal representative, joint-venture partner, associate, franchisee or employee of the MANUFACTURER or any of their related companies, for any purpose whatsoever. It is understood that the DISTRIBUTOR is an independent contractor and that it is in no way authorized to enter into any contract, agreement, guaranty, warranty or representation whatsoever, whether expressly or implicitly, for/on the behalf of the MANUFACTURER or any of its related companies, except to the extent of what is provided by the agreement or the prior written consent of the MANUFACTURER. Under no circumstances will the MANUFACTURER or any of its related companies, be liable for the acts, omissions, debts or obligations of the DISTRIBUTOR.

8.2	The DISTRIBUTOR agrees to indemnify the MANUFACTURER and all of its related companies, and to hold them harmless against all claims, demands, legal actions, causes of action, damages, losses, costs, debts or expenses including legal fees and disbursements, whether judicial or extra-judicial, that could be made or brought against the MANUFACTURER or any of its related companies, and/or that either of them may suffer, support, pay or incur regarding or occurring as a result of an act, declaration or representation by the DISTRIBUTOR unauthorized by the MANUFACTURER or any of their related companies, or other act, omission, debt or obligation of the DISTRIBUTOR in relation with its operations, together with warranty and defective product claims.

9.	ORDERS, PRICING, DELIVERY AND TERMS OF PAYMENT

9.1	The DISTRIBUTOR will pay for the purchase of the PRODUCTS in accordance with in force terms of ordering, payment and shipping of the MANUFACTURER, plus any applicable sales or goods tax, if any. Any outstanding payment will bare interest at the rate of one (1%) per month (12 % annually) until full payment is received by the MANUFACTURER.

9.2	Without prejudice to any of its other recourses against the DISTRIBUTOR, the MANUFACTURER will have the right to suspend delivery of an order already accepted from the DISTRIBUTOR or cancel any such order if the DISTRIBUTOR is in default of payment of any outstanding amount owed to the MANUFACTURER.

9.3	The DISTRIBUTOR will have the discounts based on the discount schedule in Appendix G established by the Company for the Vehicles and PARTS AND ACCESSORIES.

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9.4	All prices and payments under this Agreement are and will be made in the legal currency of the United State, the US dollar.

9.5	The MANUFACTURER may, at its discretion, offset any amount owed by the DISTRIBUTOR with amounts owed to the DISTRIBUTOR.

9.6	The MANUFACTURER will provide the DISTRIBUTOR with a suggested retail price for the products.

10.	TRADEMARKS AND INTELLECTUAL PROPERTY

10.1	The DISTRIBUTOR agrees that at no time during the term of this Agreement or at any time after this Agreement's expiration or termination, shall the DISTRIBUTOR adopt, register or use in any manner whatsoever, without the MANUFACTURER' prior written consent, any word, logo, slogan, trademark, trade name, corporate name or other intellectual property which may in any way create confusion or be similar with the corporate name of the MANUFACTURER or any of their related companies, their trademarks or intellectual property, nor shall the DISTRIBUTOR in any manner whatsoever infringe with the trademarks, intellectual property or confidential information.

10.2	The DISTRIBUTOR recognizes that the confidential information needs to remain confidential. The DISTRIBUTOR shall take all necessary precautions to prevent any unauthorized disclosure or use by any and all its employees, officers, directors, shareholders or representatives and holds itself liable for any such use or disclosure. The DISTRIBUTOR recognizes the exclusive right of the MANUFACTURER, the MANUFACTURER and all of their related companies to protect their confidential information and to take all appropriate actions to stop any infringement, including but not limited to, injunction, and for consequential damages, loss of present and prospective profits, anticipated sales and other damages. This undertaking regarding confidentiality shall remain in effect and survive after the termination of this Agreement.

11.	TERMINATION

11.1	This Agreement shall terminate in the following cases:

11.1.1	At a party’s sole option and effective at the expiration of the following delay, if the other party fails to cure any breach of its obligations hereunder within fifteen (15) days of the delivery of a written notice to the defaulting party.

11.1.2	Immediately and automatically, upon a party's cessation of business, election to dissolve, dissolution, insolvency, failure in business, commission of an act of bankruptcy, general assignment for the benefit of its creditors, or filing of any petition in bankruptcy for relief under the provisions of the bankruptcy laws.

11.1.3	At THE MANUFACTURER’S sole discretion and effective at the expiration of the following delay, by prior written notice of thirty (30) days, if THE MANUFACTURER decides to discontinue all sales of the PRODUCTS in the Territory.

12.	RIGHTS AND OBLIGATIONS UPON EXPIRATION OR TERMINATION

12.1	Upon the expiration or termination of this Agreement, the parties hereto agree as follows:

12.1.1	Neither the MANUFACTURER nor any of its related companies, shall be liable for consequential damages of any kind, whether as a result of a loss by the DISTRIBUTOR of present or prospective profits, anticipated sales, expenditures, investments, commitments made in connection with this Agreement, or on account of any other reason or cause whatsoever.

12.1.2	The MANUFACTURER will have to respect its confirmed orders for the PRODUCTS confirmed prior to termination unless agreed otherwise in writing by the DISTRIBUTOR, and the MANUFACTURER will deliver orders accepted prior to the termination of this Agreement, unless termination is due to a default of payment by the DISTRIBUTOR; in which case payment must be received prior to any delivery.

12.1.3	The DISTRIBUTOR will keep for the time prescribed all records and statements required by Canadian and Provincial laws and regulations and will continue collaborating and providing assistance and access to said records to the MANUFACTURER.

12.1.4	The DISTRIBUTOR will keep on providing and being responsible for all warranty and defective products claims and will continue keeping the MANUFACTURER harmless and covered against any relevant claims.

12.1.5	The DISTRIBUTOR will fully collaborate with any new distributor designated by the MANUFACTURER to market and sell the PRODUCTS from then on. Notwithstanding the foregoing, the MANUFACTURER may withhold the payment of nay amount owed to the DISTRIBUTOR until the latter has fully executed said obligations.

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13.	MISCELLANEOUS

13.1	No act or omission of the DISTRIBUTOR, the MANUFACTURER of any of their related companies, nor of their employees, officers, directors, agents or other representatives shall be construed as constituting or implying a waiver by such person of any default hereunder or of any breach or non-observance of the provisions hereof on the part of the other person or as a surrender of any of the rights of such person resulting therefrom, unless expressly agreed to in writing by such person.

13.2	Save as aforesaid, the failure of any person at any time or times to require performance by the other person of any to its obligations hereunder shall in no way affect the right of such person to require performance thereof by the other person at any time thereafter and any condoning, excusing or overlooking by such person at any time or times shall not operate as a waiver by such person of its rights hereunder in respect of any subsequent default, breach or non-observance.

13.3	This Agreement shall be governed by and interpreted, construed and performed in accordance with the laws in force in the Province of Quebec, Canada.

13.4	Any dispute which arises in the course of or following the performance of this agreement will be definitively settled under the auspices of the Quebec National and International Commercial Arbitration Centre, by means of arbitration and to the exclusion of courts of law, in accordance with its General Commercial Arbitration Rules in force at the time this contract is signed and to which the parties have adhered. The arbitration will be held in French in Montréal, Province of Quebec, Canada. One (1) arbitrator shall be appointed in accordance with said Rules.

13.5	The parties understand and acknowledge that a party shall not be liable for any loss, damage, delay or failure to perform any obligation in all or in part resulting from causes beyond one party's or the MANUFACTURER’s control, such as, but not limited to, acts of God, fire, strikes, lock-outs, bands of a product, war, insurrections, riots, embargoes, shortage of motor vehicle, delays in shipping, inability to obtain or delays in obtaining supplies, materials, parts, components and accessories, requirements or regulations of governments or municipal authorities and similar events.

13.6	The present Agreement and its appendixes constitute the entire agreement between the parties hereto, with respect to the matters referred to herein, and supersedes all prior negotiations, commitments or understandings.

13.7	In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be unenforceable, illegal or otherwise invalid in any respect under the laws governing this Agreement or its performance, such non- enforceability, illegality or invalidity shall not affect to other provisions of this Agreement.

13.8	This Agreement may not be modified or changed in any respect whatsoever except by written amendment signed by both parties.

13.9	The parties acknowledge that this Agreement constitutes a personal contract with the DISTRIBUTOR. The DISTRIBUTOR may not transfer or assign this Agreement or any part thereof without the MANUFACTURER'S prior written approval. This Agreement shall be binding upon and shall inure to the benefit of the MANUFACTURER and its successors and assigns, and shall be binding upon and inure to the benefit of the DISTRIBUTOR and its permitted assignees.

13.10	The parties declare that they have the authority to contract and fulfill their obligations according to the terms and conditions of this Agreement. This Agreement has been duly approved by both parties and once signed, shall legally bind them. Each party declares and acknowledges expressly that the terms and conditions of this Agreement have not been imposed by the other party but, to the contrary, that they have been freely discussed between the parties, each party having had the time to seek legal counsel. Each party renounces to the possibility of invoking the nullity of any term of this Agreement for the reason that it might be unreasonable.

13.11	Any notice to be given under this Agreement must be communicated in writing at the following addresses:

THE MANUFACTURER

Address : 1351 Ampère, suite F, Boucherville, Qc J4B 5Z5 Canada

Fax no.: +1 (450) 641-4112

To the attention of André Morissette, President

DISTRIBUTOR:

Address: 100 Walnut St, Champlain, NY, 12919 USA

Fax no.: +1 (646) 781-8534

To the attention of André Morissette, CEO

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Any notice given accordingly shall be considered to have been received at the time of its delivery, if it is delivered by hand, or on the fifth working day after postage, if sent by registered or certified mail, or on the day of its transmission, if transmitted by fax on a working day before 5h00 p.m. (eastern time) or otherwise on the next working day. Each party must inform the other party of any change of address by way of a notice sent in the above-mentioned manner.

SIGNED IN THIS _____ DAY OF ______________________ 2017

THE MANUFACTURER:	______________________________
CIRBIN INC
By: André Morissette, duly authorized

DISTRIBUTOR:
_________________________________
CAMPAGNA MOTORS USA INC.
By: André Morissette, duly authorized

DISTRIBUTION AGREEMENT CAMPAGNA MOTORS USA INC.

APPENDIX A

LIST OF PRODUCTS

VEHICLE MODEL:	T-REX & V13R
PARTS, COMPONENTS AND ACCESSORIES:	ALL

APPENDIX B

PLACE OF BUSINESS

The DISTRIBUTOR’s place of business is located at the following address, the DISTRIBUTOR not being authorized to resell the products at any other location:

APPENDIX C

LIST OF OTHER MANUFACTURERS FOR WHICH

THE RETAILER IS ALREADY AN AUTHORIZED RETAILER

At the time of execution of this Agreement, the RETAILER is an authorized retailer of products for the following manufacturers:

NIL

APPENDIX D

SALES FORECASTS

For the first year of this Agreement, the RETAILER must have ordered and sold the minimum number of vehicles hereinafter mentioned, spread on a quarterly basis as follows:

•	For the 1st quarter:	0

•	For the 2nd quarter	10

•	For the 3rd quarter:	10

•	For the 4th quarter:	10

“Quarter” refer to the period comprised, as the case may be, between January 1 and March 31, April 1 and June 30, July 1 and September 30, and October 1 and December 31 of any given calendar year.

(TO BE COMPLETED ONLY IN CASE OF RENEWAL OF THIS AGREEMENT):

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For the first renewal term, the DISTRIBUTOR must have ordered and sold the minimum number of PRODUCT hereinafter mentioned, spread on a quarterly basis as follows:

•	For the 1st quarter:	_________

•	For the 2nd quarter:	_________

•	For the 3rd quarter:	_________

•	For the 4th quarter:	_________

Number of demonstrators to be purchased and made available at all times during the renewal term:

_____   demonstrators

APPENDIX E

LIST OF TRADE SHOWS

National trade shows (indicate location and estimated period of the year): to be determined mutually

Local (State or regional) trade shows (indicate location and estimated period of the year): to be determined mutually

APPENDIX F

APPLICABLE DOOR RATES FOR CLAIMS UNDER WARRANTY

(in force at the time of execution of this Agreement)

SERVICE RATE / HOUR: $ 95

APPENDIX G

DISCOUNT SCHEDULE

Discount schedule	Vehicles sold to CAMPAGNA MOTORS USA INC Dealers or Boutiques in the Sales Territory
Distributor Level	Vehicle 1 to 25	Vehicle 26 to 50	Vehicle 51 and up
Discount on MSRP	20%	22%	25%
Marketing Dev. Fund*	1%	2%	2%
Demo discount	23%	25%	27%
Parts	Distrutor Level
Clothing	Distrutor Level

* Marketing Development Funds are paid by a credit issued on the parts account of the DIS and not as a reimbursement in cash.